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FILE NO. 82-4861

December 9, 2004

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Brief Statement Of Accounts For The Interim Financial Period Of The Year Ending March 31, 2005 (Consolidated) (dated November 12, 2004) (English excerpt translation)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

(Excerpt translation)

BRIEF STATEMENT OF ACCOUNTS FOR THE INTERIM FINANCIAL PERIOD OF THE YEAR ENDING MARCH 31, 2005 (CONSOLIDATED)

November 12, 2004

Name of the Company:	MegaChips Corporation
Listing:	Tokyo Stock Exchange
Code number:	6875 (URL http://www.megachips.co.jp)
Name of prefecture where head office is located:	Osaka
Representative:	Shigeki Matsuoka President and Representative Director
Inquiries to be directed to:	Masayuki Fujii Executive Officer, Corporate Planning, in charge of Accounting, Finance and IR Tel. (06)-6399-2884
Date of meeting of the Board of Directors for settlement of interim accounts:	November 12, 2004
Parent company:	-
Rate of shareholdings of the parent company in the Company:	- %
Application of US GAAP:	No.

1. Consolidated business results for the interim financial period ended September 30, 2004 (April 1, 2004 through September 30, 2004):

(1) Consolidated operating results

	Interim financial period ended September 30		Financial period ended March 31
	2004	2003	2004
Sales	¥15,669 million (32.3%)	¥11,842 million ((-) 16.0%)	¥25,878 million -
Operating profit	¥1,201 million (58.6%)	¥757 million ((-) 19.1%)	¥1,508 million -
Ordinary profit	¥1,189 million (62.2%)	¥733 million ((-) 20.2%)	¥1,460 million -
Profit for the period	¥629 million (-)	¥26 million ((-) 94.8%)	¥280 million -
Per-share profit for the period	¥24.92	¥1.07	¥10.09
Fully diluted earnings per share for the period	¥24.92	¥1.07	¥10.09

(Notes) 1. Investment gain (loss) on equity method:

Interim financial period ended September 30, 2004: ¥0
Interim financial period ended September 30, 2003: ¥0
Financial period ended March 31, 2004: ¥0

2. Average number of shares outstanding during each period (consolidated):

Interim financial period ended September 30, 2004: 25,255,910 shares
Interim financial period ended September 30, 2003: 24,378,177 shares
Financial period ended March 31, 2004: 24,911,006 shares

3. Changes in accounting methods: None.

4. The percentages in the items of sales, operating profit, ordinary profit and profit for the interim financial period indicate the rates of increase or decrease from the previous interim financial period.

(2) Consolidated financial condition

	Interim financial period ended September 30		Financial period ended March 31
	2004	2003	2004
Total assets	¥20,524 million	¥20,171 million	¥18,183 million
Shareholders' equity	¥15,716 million	¥15,314 million	¥15,371 million
Ratio of shareholders' equity to total liabilities, minority interest and shareholders' equity	76.6%	75.9%	84.5%
Shareholders' equity per share	¥622.27	¥628.19	¥607.49

(Note) Number of issued shares outstanding at end of each period (consolidated):

Interim financial period ended September 30, 2004:	25,255,913 shares
Interim financial period ended September 30, 2003:	24,378,177 shares
Financial period ended March 31, 2004:	25,256,041 shares

(3) Consolidated cash flow condition

	Interim financial period ended September 30		Financial period ended March 31
	2004	2003	2004
Cash flows from operating activities	(¥4,925 million)	¥1,192 million	¥6,174 million
Cash flows from investing activities	(¥98 million)	¥33 million	¥140 million
Cash flows from financing activities	(¥250 million)	¥32 million	(¥707 million)
Cash and cash equivalents at the end of the period	¥6,464 million	¥7,392 million	¥11,734 million

(4) Matters related to the scope of consolidation and the application of equity method

Number of consolidated subsidiaries:	3
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	0

(5) Situation of changes in the scope of consolidation and the application of equity method

Consolidated subsidiaries:	Included:	2
	Excluded:	0
Companies subject to the equity method:	Included:	0
	Excluded:	0

2. Forecast of consolidated business results for the year ending March 31, 2005 (April 1, 2004 through March 31, 2005):

	Whole-year period
Sales	¥28,820 million
Ordinary profit	¥1,610 million
Profit for the period	¥950 million

(Reference) Forecast of per-share profit for the period (whole-year period): ¥37.61

(Notes)
1. Figures are stated by discarding fractions of one million yen.
2. The above forecast is made based on the information available to management at the time of publication hereof. Actual results may differ from these projections for a variety of reasons in the future.

- - - - -

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

	Interim financial period ended September 30, 2004 (as at September 30, 2004)		Financial period ended March 31, 2004 (as at March 31, 2004)		Interim financial period ended September 30, 2003 (as at September 30, 2003)	
	Amount	Component ratio	Amount	Component ratio	Amount	Component ratio
	(thousands of yen)	(%)	(thousands of yen)	(%)	(thousands of yen)	(%)
ASSETS						
I. Current assets						
1. Cash and deposits	6,464,780		11,734,446		7,392,791	
2. Trade notes and trade accounts receivable	11,218,404		3,639,078		9,002,972	
3. Inventories	1,190,888		1,203,521		1,506,361	
4. Deferred tax assets	158,225		61,885		306,463	
5. Others	119,414		235,384		75,556	
6. Allowance for doubtful receivables	(1,437)		(1,804)		(68)	
Total current assets	19,150,277	93.3	16,872,511	92.8	18,284,077	90.6
II. Fixed assets						
1. Tangible fixed assets						
(1) Buildings	209,174		223,013		258,329	
(2) Land	104,677		104,677		104,677	
(3) Others	56,028		53,093		71,419	
Total tangible fixed assets	369,880	1.8	380,784	2.1	434,426	2.2
2. Intangible fixed assets						
(1) Others	205,778		223,483		315,527	
Total intangible fixed assets	205,778	1.0	223,483	1.2	315,527	1.6
3. Investments and other assets						
(1) Investment securities	147,606		157,326		255,625	
(2) Deferred tax assets	118,330		-		266,569	
(3) Others	551,086		567,781		633,528	
(4) Allowance for doubtful receivables	(18,691)		(18,691)		(18,691)	
Total investments and other assets	798,331	3.9	706,416	3.9	1,137,032	5.6
Total fixed assets	1,373,990	6.7	1,310,683	7.2	1,886,985	9.4
TOTAL ASSETS	20,524,267	100.0	18,183,195	100.0	20,171,063	100.0

	Interim financial period ended September 30, 2004 (as at September 30, 2004)		Financial period ended March 31, 2004 (as at March 31, 2004)		Interim financial period ended September 30, 2003 (as at September 30, 2003)	
	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)
LIABILITIES						
I. Current liabilities						
1. Trade accounts payable	3,349,474		2,013,337		3,457,830	
2. Short-term loans payable	-		-		325,000	
3. Accrued corporate income taxes	843,042		6,054		203,660	
4. Allowance for bonuses	171,093		143,888		174,625	
5. Others	386,187		553,533		383,759	
Total current liabilities	4,749,796	23.1	2,716,813	15.0	4,544,875	22.5
II. Fixed liabilities						
1. Deferred tax liabilities	-		24,609		-	
2. Others	58,410		70,085		70,709	
Total fixed liabilities	58,410	0.3	94,695	0.5	70,709	0.4
TOTAL LIABILITIES	4,808,207	23.4	2,811,509	15.5	4,615,585	22.9
MINORITY INTEREST						
Minority interest	-	-	-	-	241,471	1.2
SHAREHOLDERS' EQUITY						
I. Capital	4,840,313	23.6	4,840,313	26.6	4,840,313	24.0
II. Additional paid-in capital	6,181,300	30.1	6,181,300	34.0	5,936,081	29.4
III. Retained earnings	5,997,831	29.2	5,650,018	31.1	5,395,590	26.8
IV. Revaluation difference of other securities	(506)	(0.0)	2,834	0.0	29,360	0.1
	17,018,939	82.9	16,674,467	91.7	16,201,345	80.3
V. Treasury stock	(1,302,879)	(6.3)	(1,302,781)	(7.2)	(887,338)	(4.4)
TOTAL SHAREHOLDERS' EQUITY	15,716,060	76.6	15,371,686	84.5	15,314,006	75.9
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	20,524,267	100.0	18,183,195	100.0	20,171,063	100.0

2. Consolidated Profit and Loss Statements

	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)		Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)		Financial period ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
I. Sales	15,669,701	100.0	11,842,135	100.0	25,878,984	100.0
II. Cost of sales	12,338,959	78.7	9,119,571	77.0	20,218,951	78.1
Gross profit on sales	3,330,741	21.3	2,722,564	23.0	5,660,032	21.9
III. Selling, general and administrative expenses	2,129,158	13.6	1,964,736	16.6	4,151,454	16.1
Operating profit	1,201,583	7.7	757,827	6.4	1,508,578	5.8
IV. Non-operating profit	5,505	0.0	8,190	0.1	10,995	0.0
1. Interest received	169		83		151	
2. Refund premiums of non-life insurance	-		1,616		1,616	
3. Benefits from group life insurance	-		2,000		2,000	
4. Additional refunds of corporate income taxes	1,532		2,339		2,342	
5. Income from real estate lease	1,200		1,380		2,730	
6. Transfer back from allowance for doubtful receivables	367		124		124	
7. Miscellaneous income	2,236		646		2,030	
V. Non-operating expenses	17,265	0.1	32,643	0.3	58,927	0.2
1. Interest paid	-		1,169		2,194	
2. Loss from sale of trade notes	-		-		2,014	
3. Stock issue costs	-		-		3,068	
4. Amortization of inaugural expenses	4,010		-		-	
5. Loss from disposition of fixed assets	1,468		7,251		-	
6. Exchange loss	23		9,880		17,647	
7. Loss from investments in partnership	6,795		14,342		22,882	
8. Loss of disposition of projects	4,745		-		-	
9. Miscellaneous losses	222		-		11,120	
Ordinary profit	1,189,823	7.6	733,373	6.2	1,460,646	5.6
VI. Special income	17,731	0.1	11,307	0.1	89,686	0.4
1. Gain from sale of investment securities	17,731		-		30,648	
2. Gain from liquidation of associated company	-		11,307		11,307	
3. Transfer back from royalties of system products	-		-		47,730	
VII. Special loss	-		668,552	5.7	715,519	2.8
1. Loss from disposition of system products	-		562,595		556,679	
2. Loss from disposition of fixed assets	-		-		47,099	
3. Valuation loss of shares in associated company	-		32,511		32,511	
4. Special retirement benefits	-		73,446		79,229	

	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)		Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)		Financial period ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
Income before income taxes and others	1,207,554	7.7	76,128	0.6	834,812	3.2
Corporate income taxes, inhabitant taxes and enterprise taxes	815,206	5.2	198,892	1.7	145,567	0.6
Interperiod tax allocation adjustment	(237,074)	(1.5)	177,760	1.5	731,593	2.8
Minority interest in net profit (loss)	-	-	(326,526)	(2.8)	(322,778)	(1.3)
Profit for the period	629,423	4.0	26,001	0.2	280,430	1.1

3. Consolidated Surplus Statements

	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004) Amount (thousands of yen)		Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003) Amount (thousands of yen)		Financial period ended March 31, 2004 (from April 1, 2003 to March 31, 2004) Amount (thousands of yen)	
(Additional paid-in capital)						
I. Beginning balance of additional paid-in capital		6,181,300		5,936,081		5,936,081
II. Increase in additional paid-in capital						
1. Issue of new shares by share exchange..................................	-	-	-	-	245,219	245,219
III. Ending balance of additional paid-in capital		6,181,300		5,936,081		6,181,300
(Retained earnings)						
I. Beginning balance of retained earnings		5,650,018		5,549,740		5,549,740
II. Increase in retained earnings						
1. Profit for the period...............	629,423		26,001		280,430	
2. Increase in retained earnings due to decrease in consolidated subsidiaries	-	629,423	63,629	89,631	63,629	344,059
III. Decrease in retained earnings						
1. Cash dividends	252,560		243,781		243,781	
2. Bonuses for officers...............	29,000		-		-	
3. Loss on disposition of treasury stock.........................	49	281,610	-	243,781	-	243,781
IV. Ending balance of retained earnings		5,997,831		5,395,590		5,650,018

4. Consolidated Statements of Cash Flows

(thousands of yen)

	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
I. Cash flows from operating activities			
Income before income taxes and others	1,207,554	76,128	834,812
Depreciation	74,295	112,898	200,817
Amortization of long-term prepaid expenses	34,442	38,022	76,704
Loss on disposition of fixed assets	1,468	7,251	46,510
Increase (decrease) in allowance for doubtful receivables	(367)	18,635	20,371
Increase (decrease) in allowance for bonuses	27,204	23,942	(6,794)
Interest and dividend income	(169)	(83)	(201)
Loss from investments in partnership	6,795	14,342	22,882
Exchange (gain) loss	(7,962)	9,128	19,401
Interest expense	-	1,169	2,194
Loss from disposition of system products	-	149,210	212,630
Loss on sale of fixed assets	-	-	2,787
Income from sale of investment securities	(17,731)	-	(30,648)
Income from liquidation of associated company	-	(11,307)	(11,307)
Valuation loss of shares in associated company	-	32,511	32,511
(Increase) decrease in trade accounts receivable	(7,579,326)	(999,929)	4,363,964
Decrease in inventories	12,632	1,197,331	1,500,171
Increase (decrease) in trade accounts payable	1,334,313	430,705	(1,013,787)
Officers' bonuses paid	(29,000)	-	-
Decrease in other current assets	59,135	292,927	190,620
Increase (decrease) in other current liabilities	(99,493)	117,443	232,540
Increase in other fixed liabilities	-	23,506	22,882
Others	12	20	(465)
Subtotal	(4,976,196)	1,533,856	6,718,603
Interest and dividend income	169	83	201
Interest paid	-	(1,333)	(2,194)
Corporate income taxes (paid) refunded	50,830	(340,311)	(542,303)
Net cash provided by operating activities	(4,925,196)	1,192,295	6 174,306
II. Cash flows from investing activities			
Purchase of tangible fixed assets	(21,545)	(7,108)	(22,967)
Sale of tangible fixed assets	-	191	1,179
Purchase of intangible fixed assets	(38,949)	(62,800)	(82,685)
Sale of intangible fixed assets	-	-	40
Purchase of investment securities	(15,000)	-	(20,047)
Sale of investment securities	36,231	-	106,255
Liquidation of associated company	-	130,904	130,904
Distribution of capital investment	8,484	1,003	2,331
Payment for long-term prepaid expenses	(68,433)	(45,939)	(74,677)
Payment of guarantee	(563)	(3,507)	(3,552)
Refund of guarantee	1,367	21,051	104,160
Others	-	(500)	-
Net cash provided by investing activities	(98,409)	33,294	140,941
III. Cash flows from financing activities			
Net increase (decrease) in short-term debt	-	275,000	(50,000)
Net (increase) decrease in treasury stock	(147)	-	(415,442)
Cash dividends paid by parent company	(250,368)	(242,004)	(242,435)
Net cash provided by financing activities	(250,516)	32,995	(707,878)

	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
IV. Translation gain (loss) related to cash and cash equivalents	4,456	(2,958)	(10,088)
V. Net increase (decrease) in cash and cash equivalents	(5,269,666)	1,255,626	5,597,281
VI. Cash and cash equivalents at the beginning of the period	11,734,446	6,337,127	6,337,127
VII. Decrease in cash and cash equivalents by decrease of consolidated subsidiary	-	(199,962)	(199,962)
VIII. Cash and cash equivalents at the end of the period	6,464,780	7,392,791	11,734,446